FIRST ALLIED SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$	13,815,665
Fees and commissions receivable		8,246,956
Receivable from brokers dealers and clearing organizations		3,532,934
Other receivables, net of allowance for doubtful accounts of $350,122		3,385,567
Notes receivable, net of allowance for uncollectible notes of $391,107		15,265,684
Intangible assets, net of accumulated amortization of $3,701,715		2,940,292
Property and equipment, net of accumulated depreciation of $621,699		203,973
Due from affiliates		119,311
Other assets		372,944
TOTAL	$	47,883,326

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Commissions payable	$	12,363,515
Accrued expenses and accounts payable		1,465,689
Accrued compensation		1,540,525
Payable to brokers, dealers and clearing organizations		429,483
Due to affiliates		3,184,754
Other liabilities		2,544,403
Total liabilities		21,528,369

STOCKHOLDER'S EQUITY:

Common stock, $0.01 par value; authorized 1,500,000 shares, issued and outstanding 100 shares	1
Additional paid-in capital	41,201,451
Accumulated deficit	(14,846,495)
TOTAL STOCKHOLDER'S EQUITY	26,354,957

TOTAL	$	47,883,326

See notes to statement of financial condition.